SBH ASSOCIATES, INC.

Houston, Texas

June 10, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Company:          SBH Associates, Inc.

          Form:                S-1 Registration Statement – Acceleration Request

          File No.: 333-187245

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to June 12, 2013 at 3:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SBH Associates, Inc.

/s/ Shelagh Bone Hunter

Shelagh Bone Hunter, President